October 12, 2010
Tom Kluck
Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

RE:	Move, Inc. Form 10-K for the year ended December 31, 2009 Filed March 5, 2010 Form 10-Q for the quarters ended March 31 and June 30, 2010 File No. 000-26659
Dear Mr. Kluck,
We are in receipt of your letter of September 30, and submit the following responses to your comments and questions. For your convenience, we have included your comments and questions as originally set forth in your letter in bold italics.
Compensation Discussion and Analysis, page 19
1.	We note your response to comment 7 in our letter dated August 17, 2010. We refer you to the investor relations portion of your website at http://investor.move.com/management.cfm. Under the “Management” section, you list David Story, your chief technology officer, and Scott Boecker, your chief product officer, as members of management along with the individuals referenced in your response and proxy statement. Furthermore, we note the question “Who are your executive officers?” under your website’s “Investor FAQs” section. In response to that question, you link investors back to the “Management” section. Please explain to us how and why you determined that Messrs. Story and Boecker were not executive officers as defined under Rules 3b-7 and 16a-1 of the Exchange Act.

Response:

The Company periodically determines and designates its list of “executive officers,” as defined in Rule 3b-7 and Rule 16a-1 of the Exchange Act, for purposes of the Form 10-K, the proxy statement and Section 16 of the Exchange Act. As noted in our prior response, the Company identified the following individuals as “executive officers” for 2009: Steven H. Berkowitz, its Chief Executive Officer; Robert Krolik, its Chief Financial Officer; Errol Samuelson, its Chief Revenue Officer and President — REALTOR.com; James S. Caulfield, its Executive Vice President, General Counsel and Secretary; W. Michael Long, its former Chief Executive Officer; Lorna Borenstein, its former President; and Lewis R. Belote, its former Chief Financial Officer. From this list of individuals serving as executive officers during 2009, the Company identified its “named executive officers” for purposes of compensation disclosure in the proxy statement.

The Company considers its “management team” to consist of a broader group of individuals, currently numbering nine (9) individuals, including the current executive officers identified above. The make-up of the Company’s management team changed and developed during 2009, as Messrs. Long and Belote and Ms. Borenstein ceased to have management roles during the year and Messrs. Story, Krolik and Boecker assumed management roles for the Company during the year. While Messrs. Story and Boecker are part of our management team, the Company determined that they were not “executive officers” of the Company, as defined under Rules 3b-7 and 16a-1 of the Exchange Act. Based on a critical review and assessment of their roles within the Company, the Company determined that neither Mr. Story nor Mr. Boecker is properly considered to perform a policy-making function for the Company.

We acknowledge the “Investor Relations” section of the Company’s website included the question “Who are your executive officers?” in the Investor FAQs section, and the response to this question linked to a broader listing of our management team. To avoid any future ambiguity, we have modified our website so that this “FAQ” now reads, “Who is your management team?”, while the response retains the link to the complete listing of our management team.
Annual Cash Incentive Bonuses, page 27
Individual Performance Objectives, page 28
2.	We note your response to comment 9 in our letter dated August 17, 2010 and we reissue it in its entirety. We note that each named executive officer had certain individual performance objectives to meet for the fiscal year. We further note that the committee evaluated whether to meet for the fiscal year. We further note that the committee evaluated whether each officer met those objectives and then assigned a percentage level of achievement accordingly. In future filings, please discuss in more detail how the committee determined that each officer should be assigned the specific percentage that he or she did. For example, we note that it was determined that Mr. Samuelson achieved a level of 125%, please discuss why that percentage was assigned to Mr. Samuelson’s achievement with respect to the individual objectives assigned to him. Provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

Response:

We acknowledge your comment and, in future filings, the Company will discuss in more detail how the Committee determined the specific percentage of achievement to be assigned to each officer. To the extent that our “Results of 2009 Performance against Individual Performance Objectives” section remains similar to our current disclosure, our future filings will include additional disclosures below as indicated with bold underlined type.

Revised Disclosure:

Results of 2009 Performance against Individual Performance Objectives. The Committee reviewed with the CEO (Mr. Berkowitz) the individual objectives for each of Messrs. Krolik, Samuelson and Caulfield, and assessed each executive officer’s level of achievement against such objectives, taking into account the CEO’s assessments as to each executive’s performance.

The review and assessments by both Mr. Berkowitz and the Committee were subjective in nature, with no specific weights pre-attributed to any individual performance objective in determining the corresponding percentage of achievement. Generally speaking, (i) a level of achievement of 100% reflects the executive’s satisfaction of each of his individual objectives, (ii) a level of achievement above 100% reflects the executive’s satisfaction of each of his individual objectives and achievement of one or more of his objectives at a level above and beyond what was expected, and (iii) a level of achievement below 100% reflects the executive’s achievement of some but not all of his individual objectives.

The CEO determined, and the Committee agreed, that Mr. Krolik generally met or exceeded each of the individual performance objectives previously identified, and significantly exceeded expectations with respect to two of them: identify risks and risk mitigation strategies; and lead efforts to analyze and appropriately align the Company’s cost structure. Based on such review and assessment, the Committee subjectively assigned a specific level of achievement, expressed as a percentage, to Mr. Krolik’s individual performance objectives equal to 150%.

The CEO determined, and the Committee agreed, that Mr. Samuelson generally met each of the individual performance objectives previously identified, and exceeded expectations with respect to two of them: execute on initiatives to improve, manage, re-focus and/or otherwise address certain business lines; and assist in managing key industry relationships. Based on such review and assessment, the Committee subjectively assigned a specific level of achievement, expressed as a percentage, to Mr. Samuelson’s individual performance objectives equal to 125%.

The CEO determined, and the Committee agreed, that Mr. Caulfield generally met the majority of the individual performance objectives previously identified, including: develop effective working relationships with other members of senior management to support the needs of the business; provide communication and assistance to the Company’s board of directors; and foster a culture of effective collaboration, engagement and accountability. Based on such review and assessment, the Committee subjectively assigned a specific level of achievement, expressed as a percentage, to Mr. Caulfield’s individual performance objectives equal to 85%.

With respect to Mr. Berkowitz, the Committee considered his individual objectives and determined that Mr. Berkowitz generally met or exceeded each of his individual performance objectives. Based on such review and assessment, the Committee subjectively assigned a specific level of achievement, expressed as a percentage, to Mr. Berkowitz’s individual performance objectives equal to 100%.

Each of Messrs. Long and Belote, and Ms. Borenstein, were no longer executive officers of the Company at the end of 2009 and therefore the Committee made no determinations as to their 2009 performance relative to 2009 cash incentive bonuses.
Management acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have further questions or comments after reviewing our responses, we will make ourselves available to address them. You may contact me at (408) 558-7131.

Sincerely, MOVE, INC.
By:	/s/ Robert J. Krolik
Robert J. Krolik
Chief Financial Officer